EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/22/11**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8112211.htm**
	8-K
EX-99.1	**ex99_1.htm**
	October 2011 Operating Data Release & Dividend Declaration
GRAPHIC	**rjflogo.jpg**
	Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/22/11</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8112211.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8112211.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value><![CDATA[October 2011 Operating Data Release & Dividend Declaration]]></v
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 22, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 22, 2011, Raymond James Financial, Inc. ("the Company") issued a press release to disclose its operating data for October 2011. The company also announced that its Board of Directors declared a quarterly cash dividend on its common shares of $.13 per share, payable on January 17, 2012 to shareholders of record on January 3, 2012.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated November 22, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 22, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President – Finance,
Chief Financial Officer and Treasurer



November 22, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL REPORTS OCTOBER 2011
OPERATING DATA, DECLARES QUARTERLY DIVIDEND

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"Although the S&P 500 increased 10.8 percent during October, the environment continued to be challenging due to market volatility caused by the uncertainty of European Sovereign Debt and malaise in the U.S. economy," said CEO Paul Reilly.

Securities commissions and fees were down 2.5 percent over last month and essentially flat with last year due to a combination of lower trading volumes, a slow syndicate calendar and that fee-based accounts are billed quarterly in advance. The market closing down on September 30 not only impacted October commissions and fees, but will continue to depress the commissions and fees line for the remainder of the quarter.

Assets under administration grew at 5.9 percent over last month and 6.7 percent over last year as the firm's financial advisors continue to bring in assets. Assets under Management were up 8.4 percent over last month and 11.5 percent over last year. Raymond James Bank continued its consistent performance, growing net loans by $300 million over last month. Approval for the purchase of the Allied Irish Bank loan portfolio in Canada is still pending.

October was very challenging for both Equity Capital Markets and Fixed Income as the combination of market uncertainty and low interest rates continued to keep investors on the sidelines. The new issue and secondary markets were very quiet during October. For Equity Capital Markets, windows have opened sporadically in November and backlog has remained firm, although December is traditionally a slow month for that unit. Fixed Income trading profits were not significant in October, but November appears to be returning to more normalized levels. Fixed Income commission volume continues to be down from previous levels.

"Although November appears to show some improvement, the financial chaos in Europe may lead to a more difficult quarter than in recent times, continued Reilly. "While the near-term market remains uncertain, we are confident in our long-term future. Raymond James continues to strategically hire, and we believe we are well-positioned to gain market share in these uncertain markets. Our brand and our balance sheet will continue to provide opportunities to expand our franchise as we focus on our long-term growth and operating results."

In addition, the Raymond James Financial Board of Directors today declared a quarterly cash dividend on its common shares of $.13 per share, payable January 17, 2012, to shareholders of record on January 3, 2012. This is the 27th consecutive year in which Raymond James has paid its shareholders a dividend.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $271 billion, of which approximately $34.8 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2010, March 31, 2011 and June 30, 2011, which are available on RAYMONDJAMES.COM and SEC.GOV.

For more information, contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.

	October 2011 (21 business days)	October 2010 (21 business days)	September 2011 (21 business days)
Securities commissions and fees [1]	$ 167 mil.	$ 168 mil.	$ 171.3 mil.
Total client assets under administration	$ 271 bil.	$ 254 bil.	$ 256 bil.
# of lead managed underwritings [2]	2	3	4
Financial assets under management (excluding Money Market Funds) [3]	$ 34.8 bil.	$ 31.2 bil	$ 32.1 bil.
Raymond James Bank total loans, net	$ 6.8 bil.	$ 6.0 bil.	$ 6.5 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.

(2) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.

(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.